UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on August 10, 2004

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TDC - BRAND LICENSE AGREEMENT WITH EASYGROUP

TDC HAS ENTERED INTO A BRAND LICENSE AGREEMENT WITH EASYGROUP

Copenhagen, Denmark - TDC has signed an exclusive brand license agreement with easyGroup. The agreement makes it possible for TDC to use the easy brand in connection with the provision of mobile telephony in 12 European countries.

TDC is planning to launch a mobile company based on the Telmore concept and using the easy brand in Great Britain in the fall of 2004. The preparations, which include the finalization of an agreement with one or more mobile networks operators, have not been completed yet.

Based on the experiences from Great Britain, TDC will consider launching in one or more of the remaining countries covered by the agreement.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen
DK-Denmark
www.tdc.com

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

    DECEMBER 14, 2004                              /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations